Filed by L&F Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended.
Subject Company: L&F Acquisition Corp.
Commission File No. 001-39722

The following is a transcript of an interview first made available on December 21, 2021.

Nicole Petallides 0:01

Today’s CEO spotlight and it's our pleasure to bring in James C. Foster, CEO of ZeroFox. Welcome to the show. Glad you're here with us. So, you're planning to move forward, go public with a SPAC. Foster, tell us more about the plan here. Why now?

James Foster 0:19

Yeah, thanks Nicole and appreciate the time today. Well, I think in short, why now? Because we're ready. We always knew that we were building a company for the long term, solving a real pain points for our enterprise quality customers. We've gotten to the point in the size and scale where this made a lot of sense for us. And a SPAC was an efficient, effective way to get to market and do this quickly. So that's why now. We’re ready.

Nicole Petallides 0:45

And together when you combine this company, and I was seeing you'll have over 650 employees serve nearly 2000 customers. As you push this forward, I'm sure you'll find symmetry and it'll work out and how long will this all take?

James Foster 1:06

That's a great question. You know, certain things are out of our control, right? I mean, when we file our final paperwork with the SEC, it’ll go through its standard review process, I think that'll take a few months. But, we'll be going through that process and we believe that the deal will close and we'll ring the bell here in the first half of next year. I'm excited to do it.

Nicole Petallides 1:24

Right. And the plan is over at the New York Stock Exchange under the ticker ZFOX, right. So, tell me more about at this point, you're in the right place, right with cyber-attacks, cyber security. What is it that we need to know and focus on because this is why you're in place here.

James Foster 1:43

I appreciate that. It's, uh, we're in the world when unfortunately, when bad things happen to customers, it's good for our business. You know, ransomware attacks, and external cyber-attacks are at an all-time high. And customers need help. You know, they've invested in technologies on endpoints for decades now. And those next generation endpoints are in the cloud. They've invested in firewalls that are sitting on hardware appliances. They're now in the cloud. And even with great companies leading internal security and perimeter security efforts, those external attacks are still getting through. And that's where we come in. We will be the first publicly traded external cybersecurity company. We’re focused solely on this problem. We think this is a really big opportunity. Unfortunately, because attacks aren't stopping. They're not slowing down.

Nicole Petallides 2:33

On the contrary, I think that they're likely to just speed up right, going forward?

James Foster 2:40

Look, I think that's right. The FBI published a report earlier this year on 2020 stats that showed thousands of companies had been compromised in just the United States alone, with ransomware attacks. That reports due out again in a few months. We think those numbers are going to go through the roof and again, that's U.S. only. This is a global epidemic. Companies are getting targeted and compromised around the world. And it's not going to slow down anytime soon, unfortunately.

Nicole Petallides 3:06

And you have, and I think it's very interesting too how you have all different areas. It's not like you're focused on one area. You have media companies, technology, retail, energy as your customers and in fact when we look at the Fortune Top 10, you have at least five of them under your umbrella working with you and a lot of recurring revenue that will help the company going forward. The recurring revenue part of this, what's in place? Are these for one year, one month, 10 years? What is it that you're hoping for some of these customers and their recurring revenue? Because that's a big part and that's great growth for you.

James Foster 3:46

Yeah, that's right. I mean, look, as an enterprise SaaS company, we're blessed with predictability. 90% of our revenue on a combined basis is recurring in nature, gives us great insight and foresight into driving the business. We've got a great triple digit net retention of our customers and in general, as a cybersecurity provider, you have to treat your customers differently than the most other software providers. You're their trusted advisor. You're the person they'll call something bad has happened. And I think we've built that into our culture and DNA. We take our customers very seriously. We take the responsibility that we have very seriously. And that's allowed us to continue to delight our customers and attract new ones around the world. Serving customers in over 50 countries today. We're proud about that.

Nicole Petallides 4:33

Yeah, tell me about that. I was just reading that. That’s exactly my next question. Looking at the international side of this, that you're not just U.S. based. You just said how many countries it was, and what is it that you provide for those countries and the growth possibilities for you abroad?

James Foster 4:52

Cyber wars, cyber warfare and attacks know no boundary, you know, everybody can be attacked. And this is different. This is evolved over the last couple of decades, you know, early on in the world of cyber, you know, post the .com boom and bust around 2000. There were certain industries that were targeted highly frequently and much more than others—financial services and government networks. But now you can see big businesses and small businesses getting hit. Ransomware is a financially motivated, you know, attack pattern and they go after anybody that will pay. And that's not just in the United States. That's not just in wealthy industries. That's anybody that'll pay everything from $5,000 to $5 million. And so we're seeing a grow and spread for ransomware attacks as well. And we think that creates a lot of international growth for us, and the TAM is monstrous. The TAM is every single business in the world, could be attacked, could need protection.

Nicole Petallides 5:51

And is this going to close in the first half of 2022? I mean, what's the likelihood of that?

James Foster 5:57

I say my prayers every night, you know, a lot of this is out of our control, but we are moving very quickly on our end, you know, and our business speed is kind of a competitive advantage. It's one of the reasons we went down the route of a SPAC, and we think this will continue to give us lots of growth capital to fuel the business. I think, as you saw in the press release, we also raised $170 million in new financing to go along with this as our committed PIPE and we're pretty excited about what kind of growth opportunities that's going to afford us as well.

Nicole Petallides 6:27

Alright, and we'll talk more next year, too, as your shining there and ringing the bells at the New York Stock Exchange. We look forward to that nice to see you, Foster. Thank you so much. Great to chat with you, James C. Foster, Founder, CEO of ZeroFox. Thanks for joining us on the show.

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Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the business combination and other transactions that will result in ZeroFox, Inc. (“ZeroFox”) becoming a publicly traded company as ZeroFox Holdings, Inc. (the “Business Combination”); the outcome of any legal proceedings that may be instituted against L&F Acquisition Corp. (“LNFA”), the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LNFA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of LNFA, ZeroFox, ID Experts Holdings, Inc. (“IDX”) or the combined company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that LNFA, ZeroFox, IDX or the combined company may be adversely affected by other economic, business, and/or competitive factors; LNFA’s, ZeroFox’s or IDX’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; ZeroFox and IDX’s ability to execute on their business plans and strategy; the ability to meet the listing standards of the listing exchange on which the combined company will be listed following the consummation of the transactions completed by the Business Combination; and other risks and uncertainties described from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance upon any forward-looking statements, which only speak as of the date made. LNFA, ZeroFox and IDX expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward- looking statements contained herein to reflect any change in the expectations of LNFA, ZeroFox or IDX with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information about the Business Combination and Where to Find It

LNFA intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of LNFA, in connection with the Business Combination and related matters. After the Registration Statement is declared effective, LNFA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. LNFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with LNFA’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about LNFA, ZeroFox and IDX and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of LNFA as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: L&F Acquisition Corp., 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

Participants in the Solicitation

LNFA, ZeroFox, IDX, JAR Sponsor, LLC and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from LNFA’s shareholders with respect to the proposed Business Combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of LNFA, ZeroFox and IDX in the proxy statement/prospectus relating to the proposed Business Combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.